2000
                                File No. 69-228


                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 FORM U-3A-2/A
                                Amendment No. 1

  STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
             PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT
                                    OF 1935

                                  Nicor Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information: (1)

1. Nicor Inc., an Illinois corporation, is a holding company, whose subsidiaries are engaged primarily in gas distribution and containerized shipping. The general office of the company and subsidiary companies, except as otherwise noted, is located at 1844 Ferry Road, Naperville, Illinois 60563-9600. The following are subsidiaries of the company, all of which are wholly owned. Certain subsidiaries have a membership or partnership interest in limited liability companies or partnerships, as noted; unless otherwise indicated, these are less-than-majority interests:

   Northern Illinois Gas Company (doing business as Nicor Gas Company) and
   -----------------------------------------------------------------------
   Subsidiary
   ----------

   Northern Illinois Gas Company, an Illinois Corporation doing business as Nicor Gas Company (Nicor Gas), is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern Illinois, excluding the city of Chicago. It serves nearly 2 million customers in more than 600 communities and adjacent areas in about 35 counties. Nicor Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission which has authority to regulate substantially all phases of Nicor Gas' public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Nicor Gas, is a partner in a small oil and gas production project.

--------------------------
(1) Claimant hereby files this amended statement of exemption to reflect the restatement of its financial statements and the correction of errors. The information set forth in Part 1 and Part 2 is as of December 31, 2000.

                                        - 1 -

   Birdsall, Inc. and Subsidiaries
   -------------------------------
   Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged primarily in the handling and carriage of containerized cargo. Birdsall's major subsidiary, Tropical Shipping and Construction Co., Ltd. (Tropical), a Bahamian corporation, is engaged in containerized cargo shipping between the Port of Palm Beach, Florida and 22 ports in the Caribbean. Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are: Birdsall Shipping Co., Ltd. - Liberia; Birdsall Shipping, S.A. - Panama; Container Terminals, Ltd. - Bahamas; Freship S.A. - Dominican Republic; Tropical Shipping of Canada, Inc. - Delaware; Transfresca, S.A. - Honduras; Birdsall de Mexico,
   S.A.de C.V.- Mexico; Tropical Shipping, Inc. - Delaware; Tropical Shipping International, Ltd.- Bahamas; Tropical Shipping Agency, Inc. - Delaware; and Tropical Shipping Europe B.V. - Netherlands, all of which own vessels, act as shipping agents or operate as nonvessel operating common carriers. Seven Seas Insurance Company Ltd. - Bahamas and Seven Seas Insurance Company, Inc. - Florida insure cargo for marine risk. Tropic Equipment Leasing Inc. - Delaware maintains equity interests in a container leasing business.

   Nicor Energy Ventures Company and Subsidiaries
   ----------------------------------------------

   Nicor Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries operating in the Midwest, all of which are Delaware corporations: Nicor Energy Services Company offers various residential products and services including service contracts on space heating, air conditioning and water heating equipment; Nicor Technologies Inc. provides pipeline design and construction and corrosion protection services, and moves new technologies, primarily natural gas-related, from concept to marketplace; Nicor NGV Corp. is a partner in Clean Fuel Services, an entity that provides turnkey natural gas fuel station services for the natural gas vehicle market; Nicor HUB Services Inc. is the sole member in a limited liability company, Nicor Enerchange, L.L.C., which is a wholesale natural gas marketing company that also administers a market-area hub; Nicor Energy Management Services Company is a member in a limited-liability company, Nicor Energy, L.L.C., which markets natural gas and electricity and provides related retail services; Nicor Energy Solutions Inc. offers energy systems design and construction.


   Other Subsidiaries
   ------------------

   Nicor Horizon, Inc., a Delaware corporation, is a member in a limited liability company, Horizon Pipeline, L.L.C., which is engaged in the development of a natural gas pipeline in Northern Illinois;
   Tropical Bahamas Ltd., a Bahamian corporation, is a finance company whose principal business is with affiliates; Nicor Oil and Gas Corporation, a Delaware corporation that formerly owned subsidiaries engaged in gas and oil exploration and production, has disposed of substantially all of its assets; Nicor National Inc., a Delaware corporation, and its two wholly owned subsidiaries, Nicor National Louisiana Inc. and Nicor National Illinois Inc., also both Delaware corporations, were formerly engaged in the shipyard business and have disposed of substantially all of their assets; and Nicor Mining Inc., a Delaware corporation formerly engaged in the coal mining business, has disposed of substantially all of its assets.

2. Gas Distribution Properties. The gas distribution, transmission and storage system of Nicor Gas is wholly within the State of Illinois and includes approximately 30,000 miles of mains, approximately 27,000 miles of service pipe connecting the mains to customers' premises, and seven underground storage fields. Other properties of Nicor Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software and office equipment, as required for the conduct of its business.

                                     - 2 -
3. The following information relates to Nicor Gas for calendar year 2000:

   a. Mcf of natural gas distributed at
      retail (1)                                  257,411,361

   b. Mcf of natural gas distributed at
      retail outside of Illinois                         None

   c. Mcf of natural gas sold at wholesale
      outside of or at the state line of
      Illinois (2)                                 52,073,462

   d. Mcf of natural gas purchased outside
      of or at the state line of Illinois(3)      238,155,786

   (1) Represents direct sales to residential and commercial consumers only. Sales to industrial consumers for their own use were 6,149,436 Mcf. In addition, 163,874,874 Mcf, 93,981,900 Mcf and 4,444,466 Mcf of
        customer-owned gas were delivered to industrial, commercial and residential consumers, respectively, through transportation agreements.
   (2) Represents transactions with marketers, brokers and/or other resellers of natural gas. Nicor Gas has not sold gas directly to end-users outside the state of Illinois.
   (3) Although this gas was purchased outside of Illinois, it was transported to Illinois by nonaffiliated pipelines and virtually all of the gas was delivered inside Illinois or sold at wholesale outside Illinois.

4. Not applicable.


                                    - 3 -


                                   Signature



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 18th day of June, 2003.


                          Nicor Inc.



                          By    /s/    KATHLEEN L. HALLORAN
                             ---------------------------------
                                       Kathleen L. Halloran
                                       Executive Vice President
                                       Finance and Administration

CORPORATE SEAL





ATTEST:



  /s/   A. C. ALLISON
 ---------------------
    A. C. Allison
    Assistant Secretary







Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

             Kathleen L. Halloran
             Executive Vice President
             Finance and Administration

             Nicor Inc.
             P. O. Box 3014
             Naperville, Illinois  60566-7014

                                     - 4 -

                                Exhibits Index
                                --------------


Exhibit
Number                     Description
-------    -------------------------------------------------------------------


A-1        Nicor Inc. Consolidating Statement of Operations
A-2        Nicor Inc. Consolidating Balance Sheet
A-3        Nicor Inc. Consolidating Statement of Retained Earnings
A-4        Birdsall, Inc. Consolidating Statement of Operations
A-5        Birdsall, Inc. Consolidating Balance Sheet
A-6        Birdsall, Inc. Consolidating Statement of Retained Earnings
A-7        Nicor Energy Ventures Company Consolidating Statement of Operations
A-8        Nicor Energy Ventures Company Consolidating Balance Sheet
A-9        Nicor Energy Ventures Company Consolidating Statement of Retained
           Earnings







                                                                                                                Exhibit A-1
                                                                                                                (Unaudited)

                                                       Nicor Inc.
                                        Consolidating Statement of Operations
                                        For the Year Ended December 31, 2000
                                         (Millions, except per share data)
                                                Amendment No. 1


                                                                                                       Nonoperating
                                                                                                       Subsidiaries,
                                                                            Nicor Energy                Adjustments
                                                                Birdsall      Ventures       Other          and
                                   Nicor Inc.   Nicor Gas       Inc.(a)     Company (b)  Subsidiaries  Eliminations  Consolidated
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
Operating revenues               $         -   $   1,883.5   $     248.3   $      27.1   $         -   $       0.4   $   2,159.3
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
Operating expenses
  Cost of gas                              -       1,270.0             -             -             -             -       1,270.0
  Operating and maintenance              2.8         166.4         203.5          20.3             -           3.6         396.6
  Depreciation                             -         129.0          15.9           0.3             -             -         145.2
  Taxes, other than income taxes           -         117.5           3.5             -             -             -         121.0
  Mercury-related costs                    -         148.0             -             -             -             -         148.0
  Property sales (gain) loss               -             -          (0.8)            -             -          (6.3)         (7.1)
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                         2.8       1,830.9         222.1          20.6             -          (2.7)      2,073.7
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------

Operating income (loss)                 (2.8)         52.6          26.2           6.5             -           3.1          85.6
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------

Equity investment income                (1.7)         (0.1)          3.0          (0.2)            -             -           1.0
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------

Other income (expense)
  Income from continuing
   subsidiaries                         43.0             -             -             -             -         (43.0)            -
  Other, net                             0.7           5.1           4.0           0.3             -          (5.2)          4.9
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                        43.7           5.1           4.0           0.3             -         (48.2)          4.9
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------

Interest expense, net of
   amounts capitalized                  13.6          44.5           0.8           0.6             -         (11.1)         48.4
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------

Income (loss) before income taxes       25.6          13.1          32.4           6.0             -         (34.0)         43.1

Income taxes                           (10.2)          0.5          11.4           2.4             -           3.2           7.3
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------

Net income (loss)                       35.8          12.6          21.0           3.6             -         (37.2)         35.8

Dividends on preferred stock             0.3           0.4             -             -             -          (0.4)          0.3
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
Earnings (loss) applicable to
  common stock                   $      35.5   $      12.2   $      21.0   $       3.6   $         -   $     (36.8)  $      35.5
                                 ============  ============  ============  ============  ============  ============  ============

Average shares of common stock
  Basic                                                                                                                     46.2
  Diluted                                                                                                                   46.3

Earnings per average share of common stock
  Basic                                                                                                                 $   0.77
  Diluted                                                                                                                   0.77

  (a) From Birdsall, Inc. consolidated column on Exhibit A-4.
  (b) From Nicor Energy Ventures Company consolidated column on Exhibit A-7.

  Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-9 aggregate less than 2% of Nicor Inc.
         consolidated assets.




                                                                                                                Exhibit A-2
                                                                                                                (Unaudited)

                                                       Nicor Inc.
                                              Consolidating Balance Sheet
                                                  December 31, 2000
                                                     (Millions)
                                                   Amendment No. 1


                                                                                                       Nonoperating
                                                                                                       Subsidiaries,
                                                                            Nicor Energy                Adjustments
                                                                Birdsall      Ventures       Other          and
                                   Nicor Inc.   Nicor Gas       Inc.(a)     Company (b)  Subsidiaries  Eliminations  Consolidated
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------

ASSETS

Current assets
   Cash and cash equivalents     $       6.1   $      39.7   $      28.5   $       2.9   $       1.1   $     (15.6)  $      62.7
   Short-term investments, at cost
     which approximates market             -             -          42.8           0.2             -             -          43.0
   Receivables                          87.6         570.9          35.7          69.6           1.1        (104.3)        660.6
   Gas in storage                          -          21.6             -          12.5             -             -          34.1
   Deferred gas costs                      -          75.5             -             -             -             -          75.5
   Deferred income taxes                 4.7          44.8           0.8             -             -         (10.2)         40.1
   Other                                 0.6          22.7           4.7           2.6             -          12.9          43.5
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                        99.0         775.2         112.5          87.8           2.2        (117.2)        959.5
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
Investments in continuing
  subsidiaries                       1,147.1             -             -             -             -      (1,147.1)            -
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
Property, plant and equipment,
  at cost
    Gas distribution                       -       3,305.1             -             -             -             -       3,305.1
    Shipping                               -             -         281.8             -             -             -         281.8
    Other                                0.2             -             -           1.6             -           0.2           2.0
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                         0.2       3,305.1         281.8           1.6             -           0.2       3,588.9
    Less accumulated depreciation        0.1       1,693.0         154.0           0.8             -           0.1       1,848.0
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                         0.1       1,612.1         127.8           0.8             -           0.1       1,740.9
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------

Prepaid pension costs                      -         132.3             -             -             -             -         132.3
Other assets                            12.0          28.7          54.9           2.3             -             -          97.9
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                 $   1,258.2   $   2,548.3   $     295.2   $      90.9   $       2.2   $  (1,264.2)  $   2,930.6
                                 ============  ============  ============  ============  ============  ============  ============


LIABILITIES AND CAPITALIZATION

Current liabilities
   Long-term obligations due
     within one year             $         -   $     125.5   $         -   $         -   $         -   $      (0.5)  $     125.0
   Short-term borrowings               474.1         355.6          22.5          31.7           1.1        (443.0)        442.0
   Accounts payable                      7.4         591.7          30.5          43.7           0.2         (11.9)        661.6
   Mercury-related costs                   -          78.0             -             -             -             -          78.0
   Accrued dividends payable            19.0          27.1             -             -             -         (27.1)         19.0
   Other                                 0.9          38.3          (2.1)          3.2             -           0.5          40.8
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                       501.4       1,216.2          50.9          78.6           1.3        (482.0)      1,366.4
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
Deferred credits and other
  liabilities
   Deferred income taxes                20.3         210.4          61.4           0.7             -             -         292.8
   Regulatory income tax liability         -          70.4             -             -             -             -          70.4
   Unamortized investment tax
     credits                               -          41.1             -             -             -             -          41.1
   Other                                24.9          79.5           1.9           0.2          (0.1)         (5.2)        101.2
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                        45.2         401.4          63.3           0.9          (0.1)         (5.2)        505.5
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
Capitalization
   Long-term debt                          -         347.1             -             -             -             -         347.1
   Preferred stock
     Redeemable                          6.4           6.6             -             -             -          (6.6)          6.4
     Nonredeemable                         -           1.4             -             -             -          (1.4)            -
   Common stock                        113.7          76.1           0.5           6.4           1.0         (84.0)        113.7
   Paid-in capital                         -         108.0          12.0           0.8             -        (120.8)            -
   Retained earnings                   592.4         392.3         168.6           4.2             -        (565.1)        592.4
   Accum. other comprehensive
     income                             (0.9)         (0.8)         (0.1)            -             -           0.9          (0.9)
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                       711.6         930.7         181.0          11.4           1.0        (777.0)      1,058.7
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
                                 $   1,258.2   $   2,548.3   $     295.2   $      90.9   $       2.2   $  (1,264.2)  $   2,930.6
                                 ============  ============  ============  ============  ============  ============  ============

   (a) From Birdsall, Inc. consolidated column on Exhibit A-5.
   (b) From Nicor Energy Ventures Company consolidated column on Exhibit A-8.

   Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-9 aggregate less than 2% of Nicor Inc.
          consolidated assets.



                                                                                                                Exhibit A-3
                                                                                                                (Unaudited)

                                                               Nicor Inc.
                                              Consolidating Statement of Retained Earnings
                                                  For the Year Ended December 31, 2000
                                                              (Millions)
                                                            Amendment No. 1


                                                                                                       Nonoperating
                                                                                                       Subsidiaries,
                                                                            Nicor Energy                Adjustments
                                                                Birdsall      Ventures       Other          and
                                   Nicor Inc.   Nicor Gas       Inc.(a)     Company (b)  Subsidiaries  Eliminations  Consolidated
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
Balance at beginning of year     $     679.5   $     491.1   $     154.6   $       0.6   $         -   $    (646.3)  $     679.5

Net income (loss)                       35.8          12.6          21.0           3.6             -         (37.2)         35.8

Dividends on common stock              (76.4)       (111.0)         (7.0)            -             -         118.0         (76.4)

Dividends on preferred stock            (0.3)         (0.4)            -             -             -           0.4          (0.3)

Reacquired and cancelled stock         (46.2)            -             -             -             -             -         (46.2)
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
Balance at end of year           $     592.4   $     392.3   $     168.6   $       4.2   $         -   $    (565.1)  $     592.4
                                 ============  ============  ============  ============  ============  ============  ============

(a) From Birdsall, Inc. consolidated column on Exhibit A-6.
(b) From Nicor Energy Ventures Company consolidated column on Exhibit A-9.

Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-9 aggregate less than 2% of Nicor Inc.
       consolidated assets.



                                                                                                                Exhibit A-4
                                                                                                                (Unaudited)

                                                               Birdsall, Inc.
                                                 Consolidating Statement of Operations
                                                  For the Year Ended December 31, 2000
                                                               (Millions)
                                                             Amendment No. 1



                                              Tropical
                                             Shipping &    Birdsall    Seven      Tropic                Adjustments
                                  Birdsall, Construction   Shipping,    Seas    Equipment      Other        and
                                    Inc.     Company,Ltd.     S.A.       Inc.     Leasing   Subsidiaries Eliminations  Consolidated
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------

Operating revenues               $    81.9   $    214.2   $    13.4   $   7.3   $      -   $      68.9  $    (137.4)  $     248.3
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
Operating expenses
    Operating and maintenance         78.1        190.6        10.1       2.5        0.1          59.5       (137.4)        203.5
    Depreciation                       5.3          8.6         1.5         -          -           0.5            -          15.9
    Taxes, other than income
      taxes                            2.7          0.6           -         -          -           0.2            -           3.5
    Property sales (gain) loss        (0.4)        (0.4)          -         -          -             -            -          (0.8)
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
                                      85.7        199.4        11.6       2.5        0.1          60.2       (137.4)        222.1
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------

Operating income (loss)               (3.8)        14.8         1.8       4.8       (0.1)          8.7            -          26.2
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------

Equity investment income (loss)          -            -           -         -        3.0             -            -           3.0
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------

Other income (expense), net           22.5         11.2           -       0.4        0.7           1.2        (32.0)          4.0
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------

Interest expense, net of amounts
  capitalized                          1.2          1.1        (0.9)        -          -          (0.6)           -           0.8
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------

Income (loss) before income taxes     17.5         24.9         2.7       5.2        3.6          10.5        (32.0)         32.4

Income taxes                           7.8          0.2           -       2.0        1.2           0.2            -          11.4
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
Net income (loss)                $     9.7   $     24.7   $     2.7   $   3.2   $    2.4   $      10.3  $     (32.0)  $      21.0
                                 ==========  ===========  ==========  ========  =========  ============ ============  ============

Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-9 aggregate less than 2% of Nicor Inc.
       consolidated assets.



                                                                                                                Exhibit A-5
                                                                                                                (Unaudited)

                                                               Birdsall, Inc.
                                                       Consolidating Balance Sheet
                                                            December 31, 2000
                                                                (Millions)
                                                              Amendment No. 1



                                              Tropical
                                             Shipping &    Birdsall    Seven      Tropic                Adjustments
                                  Birdsall, Construction   Shipping,    Seas    Equipment      Other        and
                                    Inc.     Company,Ltd.     S.A.       Inc.     Leasing   Subsidiaries Eliminations  Consolidated
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
ASSETS

Current assets
   Cash and cash equivalents     $     1.7   $      7.0   $       -   $  (0.4) $    13.9   $       0.4  $       5.9   $      28.5
   Short-term investments, at cost
     which approximates market           -         39.1           -       1.8          -           1.9            -          42.8
   Receivables                         0.3         33.5           -       0.4        0.1           1.4            -          35.7
   Deferred income taxes               0.8            -           -         -          -             -            -           0.8
   Other                               1.8          1.3           -         -        1.1           0.5            -           4.7
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
                                       4.6         80.9           -       1.8       15.1           4.2          5.9         112.5
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------

Investments in subsidiaries           30.7         28.6           -         -          -           2.2        (61.5)            -
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------

Property, plant and equipment,
  at cost                            101.0        125.2        47.4       0.2          -           5.2          2.8         281.8
   Less accumulated depreciation      52.4         66.5        28.9       0.1          -           3.3          2.8         154.0
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
                                      48.6         58.7        18.5       0.1          -           1.9            -         127.8
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------

Other assets                           7.3        (21.7)       15.5       4.8       46.4           2.6            -          54.9
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
                                 $    91.2   $    146.5   $    34.0   $   6.7   $   61.5   $      10.9  $     (55.6)  $     295.2
                                 ==========  ===========  ==========  ========  =========  ============ ============  ============

LIABILITIES AND CAPITALIZATION

Current liabilities

   Short-term borrowings         $    22.5   $        -   $       -   $     -   $      -   $         -  $         -  $       22.5
   Accounts payable                    7.4         14.5         0.9       0.3          -           1.4          6.0          30.5
   Other                               0.5          0.2           -         -       (2.8)            -            -          (2.1)
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
                                      30.4         14.7         0.9       0.3       (2.8)          1.4          6.0          50.9
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------

Deferred credits and other
  liabilities
   Deferred income taxes              21.7            -           -         -       39.8             -         (0.1)         61.4
   Other                               1.1          0.3         0.4         -          -           0.1            -           1.9
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
                                      22.8          0.3         0.4         -       39.8           0.1         (0.1)         63.3
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
Capitalization
   Preferred stock                       -          2.0           -         -          -             -         (2.0)            -
   Common stock                        0.5            -           -       0.8       20.0           2.5        (23.3)          0.5
   Paid-in capital                    12.0            -        25.2       1.0          -           0.9        (27.1)         12.0
   Retained earnings                  25.5        129.5         7.5       4.6        4.5           6.1         (9.1)        168.6
   Accum. other comprehensive
     income                              -            -           -         -          -          (0.1)           -          (0.1)
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
                                      38.0        131.5        32.7       6.4       24.5           9.4        (61.5)        181.0
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
                                 $    91.2   $    146.5   $    34.0   $   6.7   $   61.5   $      10.9  $     (55.6)  $     295.2
                                 ==========  ===========  ==========  ========  =========  ============ ============  ============

Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-9 aggregate less than 2% of Nicor Inc.
       consolidated assets.



                                                                                                                Exhibit A-6
                                                                                                                (Unaudited)

                                                               Birdsall, Inc.
                                                 Consolidating Statement of Retained Earnings
                                                    For the Year Ended December 31, 2000
                                                               (Millions)
                                                             Amendment No. 1



                                              Tropical
                                             Shipping &    Birdsall    Seven      Tropic                Adjustments
                                  Birdsall, Construction   Shipping,    Seas    Equipment      Other        and
                                    Inc.     Company,Ltd.     S.A.       Inc.     Leasing   Subsidiaries Eliminations  Consolidated
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------

Balance at beginning of year     $    22.8   $    117.1   $     6.3   $   4.4   $    2.1   $       8.6  $      (6.7)  $     154.6

Net income (loss)                      9.7         24.7         2.7       3.2        2.4          10.3        (32.0)         21.0

Dividends on common stock             (7.0)       (12.3)       (1.5)     (3.0)         -         (12.8)        29.6          (7.0)
                                 ----------  -----------  ----------  --------  ---------  ------------ ------------  ------------
Balance at end of year           $    25.5   $    129.5   $     7.5   $   4.6   $    4.5   $       6.1  $      (9.1)  $     168.6
                                 ==========  ===========  ==========  ========  =========  ============ ============  ============

Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-9 aggregate less than 2% of Nicor Inc.
       consolidated assets.



                                                                                                                Exhibit A-7
                                                                                                                (Unaudited)

                                            Nicor Energy Ventures Company
                                        Consolidating Statement of Operations
                                        For the Year Ended December 31, 2000
                                                   (Millions)
                                                 Amendment No. 1



                                 Nicor Energy                                 Adjustments
                                   Ventures      Nicor HUB        Other          and
                                   Company     Services, Inc.  Subsidiaries  Eliminations  Consolidated
                                 ------------  --------------  ------------  ------------  ------------
Operating revenues               $         -   $         4.0   $      23.1   $         -   $      27.1
                                 ------------  --------------  ------------  ------------  ------------

Operating expenses
   Operating and maintenance               -             1.0          19.3             -          20.3
   Depreciation                          0.2             0.1             -             -           0.3
   Taxes, other than income taxes          -               -             -             -             -
   Property sales (gain) loss              -               -             -             -             -
                                 ------------  --------------  ------------  ------------  ------------
                                         0.2             1.1          19.3             -          20.6
                                 ------------  --------------  ------------  ------------  ------------

Operating income                        (0.2)            2.9           3.8             -           6.5
                                 ------------  --------------  ------------  ------------  ------------

Equity investment income                   -               -          (0.2)            -          (0.2)
                                 ------------  --------------  ------------  ------------  ------------

Other income (expense)
   Income from continuing
     subsidiaries                        3.7               -             -          (3.7)            -
   Other, net                              -             0.1           0.2             -           0.3
                                 ------------  --------------  ------------  ------------  ------------
                                         3.7             0.1           0.2          (3.7)          0.3
                                 ------------  --------------  ------------  ------------  ------------

Interest expense, net of amounts
  capitalized                              -             0.5           0.1             -           0.6
                                 ------------  --------------  ------------  ------------  ------------

Income (loss) before income taxes        3.5             2.5           3.7          (3.7)          6.0

Income taxes                            (0.1)            1.0           1.5             -           2.4
                                 ------------  --------------  ------------  ------------  ------------

Net income (loss)                $       3.6   $         1.5   $       2.2   $      (3.7)  $       3.6
                                 ============  ==============  ============  ============  ============

Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-9 aggregate less than 2% of Nicor Inc.
       consolidated assets.



                                                                                                                Exhibit A-8
                                                                                                                (Unaudited)

                                            Nicor Energy Ventures Company
                                             Consolidating Balance Sheet
                                                 December 31, 2000
                                                   (Millions)
                                                 Amendment No. 1



                                 Nicor Energy                                 Adjustments
                                   Ventures      Nicor HUB        Other          and
                                   Company     Services, Inc.  Subsidiaries  Eliminations  Consolidated
                                 ------------  --------------  ------------  ------------  ------------
ASSETS

Current assets
   Cash and cash equivalents     $       0.2   $           -   $       2.7   $         -   $       2.9
   Short-term investments,at cost
     which approximates market             -               -           0.2             -           0.2
   Receivables                             -            65.3           4.3             -          69.6
   Gas in storage                          -            12.5             -             -          12.5
   Other                                   -             2.4           0.2             -           2.6
                                 ------------  --------------  ------------  ------------  ------------
                                         0.2            80.2           7.4             -          87.8
                                 ------------  --------------  ------------  ------------  ------------
Investments in continuing
  subsidiaries                          10.8               -             -         (10.8)            -
                                 ------------  --------------  ------------  ------------  ------------
Property, plant and equipment,
  at cost                                0.9             0.1           0.6             -           1.6
   Less accumulated depreciation         0.2             0.1           0.5             -           0.8
                                 ------------  --------------  ------------  ------------  ------------
                                         0.7               -           0.1             -           0.8
                                 ------------  --------------  ------------  ------------  ------------
Other assets                               -               -           2.3             -           2.3
                                 ------------  --------------  ------------  ------------  ------------
                                 $      11.7   $        80.2   $       9.8   $     (10.8)  $      90.9
                                 ============  ==============  ============  ============  ============

LIABILITIES AND CAPITALIZATION

Current liabilities

   Short-term borrowings         $         -   $        31.1   $       0.6   $         -   $      31.7
   Accounts payable                        -            40.7           3.0             -          43.7
   Other                                (0.1)            3.1           0.2             -           3.2
                                 ------------  --------------  ------------  ------------  ------------
                                        (0.1)           74.9           3.8             -          78.6
                                 ------------  --------------  ------------  ------------  ------------
Deferred credits and other
  liabilities
   Deferred income taxes                 0.4             0.3             -             -           0.7
   Other                                   -               -           0.2             -           0.2
                                 ------------  --------------  ------------  ------------  ------------
                                         0.4             0.3           0.2             -           0.9
                                 ------------  --------------  ------------  ------------  ------------
Capitalization
   Common stock                          6.4             1.5          12.5         (14.0)          6.4
   Paid-in capital                       0.8               -             -             -           0.8
   Retained earnings                     4.2             3.5          (6.7)          3.2           4.2
                                 ------------  --------------  ------------  ------------  ------------
                                        11.4             5.0           5.8         (10.8)         11.4
                                 ------------  --------------  ------------  ------------  ------------
                                 $      11.7   $        80.2   $       9.8   $     (10.8)  $      90.9
                                 ============  ==============  ============  ============  ============

Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-9 aggregate less than 2% of Nicor Inc.
       consolidated assets.





                                                                                                                Exhibit A-9
                                                                                                                (Unaudited)

                                            Nicor Energy Ventures Company
                                    Consolidating Statement of Retained Earnings
                                        For the Year Ended December 31, 2000
                                                  (Millions)
                                                Amendment No. 1



                                 Nicor Energy                                 Adjustments
                                   Ventures      Nicor HUB        Other          and
                                   Company     Services, Inc.  Subsidiaries  Eliminations  Consolidated
                                 ------------  --------------  ------------  ------------  ------------
Balance at beginning of year     $       0.6   $         2.0   $      (8.9)  $       6.9   $       0.6

Net income (loss)                        3.6             1.5           2.2          (3.7)          3.6
                                 ------------  --------------  ------------  ------------  ------------
Balance at end of year           $       4.2   $         3.5   $      (6.7)  $       3.2   $       4.2
                                 ============  ==============  ============  ============  ============

Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-9 aggregate less than 2% of Nicor Inc.
       consolidated assets.